SECURITIE[redacted]ON

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SEC
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Section

FEB 29 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 65585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PRO SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 WHITE OAK LANE, 2nd FLOOR
(No. And Street)

OLD BRIDGE (City) NJ (State) 08857 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN PAUL DEVITO (914) 329-2508
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN PAUL DEVITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRO SECURITIES LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

PRO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Member of
Pro Securities, LLC:

We have audited the accompanying statement of financial condition of Pro Securities, LLC (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pro Securities, LLC, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 14, 2012

PRO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 73,730
Other assets	537
TOTAL ASSETS	$ 74,267

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 12,697
TOTAL LIABILITIES	12,697
Member's equity	61,570
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 74,267

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION

Pro Securities, LLC (the 'Company') is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is a non-operating Alternative Trading System ("ATS"). Effective November 4, 2011, there was a change of control and ownership.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2011, the Company had net capital of $61,033, which was $56,033 in excess of its required net capital of $5,000.

NOTE 4. OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RELATED PARTY AND AFFILIATED TRANSACTIONS

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: OES Brokerage Services, LLC; Pro Securities, LLC; Order Execution Services, LLC; Princeton Financial Technology Group, LLC and OTR, LLC.

Through November 4, 2011, the Company had an expense sharing arrangement with the Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses were paid by the Parent and an affiliate and allocated to the Company. During the year ending December 31, 2011, there were no payments made.

On November 4, 2011, management dissolved the former expense sharing arrangement and has taken steps to restructure operations.

NOTE 6. INCOME TAXES

No provision has been made for federal or state income taxes in the accompanying financial statements as the members are individually responsible for the taxes on their share of the Company's income. The Company has provided for entity-level local income taxes.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.